Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for each of the years ended December 31, 2013 to 2017 was as follows:

	Year Ended December 31,
(in thousands of dollars, except for ratios)	2017	2016	2015	2014	2013
Earnings:
Net (loss) income before income taxes	$(103,925)	$(64,502)	$(123,237)	$213,108	$4,580
Added Fixed charges	72,835	81,668	71,951	22,272	4,947
Earnings (Deficiency of Earnings) available to cover fixed charges(3)	(30,090)	17,166	$(51,286)	$235,380	$9,527
Fixed charges:
Interest expense	72,252	81,020	71,128	6,883	—
Non‑cash interest expense on PDL liability	—	—	—	14,646	4,488
Estimated interest component of rent	583	648	823	743	459
Total fixed charges	$72,835	$81,668	$71,951	$22,272	$4,947
Ratio of earnings to fixed charges(1)(2)	—	—	—	10.6	1.9

(1)

For purposes of computing these ratios of earnings to fixed charges, fixed charges consist of interest expense, non‑cash interest expense on PDL liability and an estimated interest component of rent. Non‑cash charges relating to the change in fair value of the contingent consideration liability as interest expense totaling $908,000, $2,373,000, $2,308,000, $2,408,000 and $1,079,000 within each of the years ended December 31, 2013, 2014, 2015, 2016 and 2017 have been excluded from the calculation of the fixed charges above.

(2)

We had no preferred stock outstanding for any period presented, and accordingly, the ratio of earnings to fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

(3)

Earnings consists of net (loss) income applicable to common stock shareholders before income taxes plus combined fixed charges. Earnings for the years ended December 31, 2014 and 2013 include non‑cash PDL royalty revenue $242,808,048 and $18,104,431, respectively.

Earnings were insufficient to cover fixed charges by $103.4 million in 2017, $64.5 million in 2016, and $123.2 million in 2015.